Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 3, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Green Square Tax Exempt High Income Fund (S000058558)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on July 21, 2017, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 295 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust, the Green Square Tax Exempt High Income Fund (the “Fund”).  PEA No. 295 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on June 8, 2017, and is scheduled to become effective on August 22, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus Comments

1.	Please provide a copy of the Fund’s fees and expenses table and expense example prior to the effective date of the Prospectus.

The Trust responds by providing the completed fees and expenses table and expense examples below:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees	Investor Class	Institutional Class
(fees paid directly from your investment)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class
Management Fees	0.55%	0.55%

Distribution and Service (Rule 12b-1) Fees	0.25%	None
Other Expenses (1)	0.56%	0.56%
Total Annual Fund Operating Expenses	1.36%	1.11%
Less: Fee Waiver and Expense Reimbursement (2)	(0.38)%	(0.38)%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement (2)	0.98%	0.73%
(1)	Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.
(2)
Green Square Asset Management, LLC (the “Adviser”) has contractually agreed to reduce its management fees, and may reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, leverage, interest, taxes, brokerage commissions, and extraordinary expenses) do not exceed 0.73% of the Fund’s average daily net assets.  Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of thirty-six months following the month during which such fee waiver and expense payment was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in place at the time of recoupment.  The Operating Expenses Limitation Agreement is indefinite, but cannot be terminated through at least August 22, 2018.  Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board.

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation for one year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	One Year	Three Years
Investor Class	$100	$393
Institutional Class	$75	$315

2.
Please consider updating the Fixed-Income Securities Risks disclosure to reflect guidance from IM Guidance Update No. 2016-02 relating to fund disclosure reflecting risks related to current market conditions.

The Trust responds by modifying the risk disclosure as follows:

Item 4:

“Fixed-Income Securities Risks.  Fixed-income securities are or may be subject to interest rate, credit, liquidity, prepayment and extension risks.  Interest rates may go up resulting in a decrease in the value of the fixed-income securities held by the Fund.  Credit risk is the risk that an issuer will not make timely payments of principal and interest.  There is also the risk that an issuer may “call,” or repay, its high yielding bonds before their maturity dates.  Fixed-income securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment.  Limited trading opportunities for certain fixed-income securities may make it more difficult to sell or buy a security at a favorable price or time. Changes in market conditions and government policies may lead to periods of heightened volatility and reduced liquidity in the fixed-income securities market, and could result in an increase in Fund redemptions. Interest rate changes and their impact on the Fund and its share price can be sudden and unpredictable.

•
Interest Rate Risk.  In times of rising interest rates, bond prices will decline.  Generally, securities with longer maturities and funds with longer weighted average maturities carry greater interest rate risk. The Fund will be exposed to heightened interest rate risk as interest rates rise from historically low levels.

•
Extension Risk.  In times of rising interest rates, prepayments will slow causing portfolio securities considered short or intermediate term to be long-term securities, which fluctuate more widely in response to changes in interest rates than shorter term securities.

•
Liquidity Risk.  There may be no willing buyer of the Fund’s portfolio securities and the Fund may have to sell those securities at a lower price or may not be able to sell the securities at all, each of which would have a negative effect on performance.

•	Prepayment Risk. In times of declining interest rates, the Fund’s higher yielding securities may be prepaid and the Fund may have to replace them with securities having a lower yield.
•
Duration Risk. The Fund can invest in securities of any maturity or duration.  Holding long duration and long maturity investments will magnify certain risks, including interest rate risk and credit risk.

Item 9:

Fixed-Income Securities Risks. Fixed-income securities held by the Funds are or may be subject to interest rate risk, call risk, prepayment and extension risk, credit risk, and liquidity risk, which are more fully described below. Changes in market conditions and government policies may lead to periods of heightened volatility and reduced liquidity in the fixed-income securities market, and could result in an increase in Fund redemptions. Interest rate changes and their impact on the Fund and its share price can be sudden and unpredictable.

•
Call Risk. During periods of declining interest rates, a bond issuer may “call,” or repay, its high yielding bonds before their maturity dates. In this event a Fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in its income.

•
Credit Risk. Fixed-income securities are generally subject to the risk that the issuer may be unable or unwilling to make principal and interest payments when they are due. There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Lower rated fixed-income securities involve greater credit risk, including the possibility of default or bankruptcy.

•
Interest Rate Risk. Fixed-income securities are subject to the risk that the · securities could lose value because of interest rate changes. For example, bonds tend to decrease in value if interest rates rise. Fixed-income securities with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than fixed-income securities with shorter maturities. The historically low interest rate environment increases the risk associated with rising interest rates. The Fund will be exposed to heightened interest rate risk as interest rates rise from historically low levels.

•
Prepayment and Extension Risk. Many types of fixed-income securities are subject to prepayment risk. Prepayment occurs when the issuer of a fixed-income security can repay principal faster than expected prior to the security’s maturity. Fixed-income securities subject to prepayment risk can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. In addition, the potential impact of prepayment features on the price of a fixed-income security can be difficult to predict and result in greater volatility. On the other hand, rising interest rates could cause prepayments of the obligations to decrease. This is known as extension risk and may increase the Fund’s sensitivity to rising rates and its potential for price declines.

•
Liquidity Risk. Trading opportunities are more limited for fixed-income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held. These features make it more difficult to sell or buy a security at a favorable price or time. Consequently, a Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on its performance. Infrequent trading of securities may also lead to an increase in their price volatility. Liquidity risk also refers to the possibility that a Fund may not be able to sell a security or close out a position in a timely manner. If this happens, the Fund will be required to hold the security or keep the position open, and it could incur losses.

3.
Sector Emphasis Risk is included as a Principal Risk.  If the Fund intends to focus its investments in a particular sector, please add specific risk disclosure for that sector and update the Fund’s strategy.

The Trust responds that the Fund does not intend to focus investments in a particular sector as a principal investment strategy.  Accordingly, the Trust declines to add additional risk disclosure. While the Fund does not intend to focus its investments in a particular sector it will invest significantly in tax-exempt municipal securities. Consistent with the Division of Investment Management’s position on tax-exempt securities issued by governments or political subdivisions of governments, the Fund will add the following footnote to fundamental investment limitation number 6 in the Fund’s statement of additional information:

“Although not part of the Fund's fundamental investment restriction, consistent with SEC Staff interpretations and guidance, governments or their political subdivisions that issue tax-exempt municipal securities are not considered by the Fund to be members of any industry.”

4.	Please expand the Deferred Interest and Payment In Kind Securities Risks disclosure to reflect that:

•	Original issue discount (“OID”) and Payment in Kind (“PIK”) securities may present a significantly higher credit risk than other fixed income securities;

•
OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

•
PIK interest has the effect of generating investment income and increasing incentive fees payable to the investment adviser at a compounding rate.  In addition, the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate (if applicable); and

•
OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the Fund for these fees (if applicable).

The Trust responds by modifying the Item 4 and Item 9 risk disclosure as follows:

Item 4:
 “Deferred Interest and Payment In Kind Securities Risks.  Because these securities bear no interest and compound semiannually at the rate fixed at the time of issuance, their value generally is more volatile than the value of other fixed income securities. Accordingly, these securities may involve greater credit risks and their value is subject to greater fluctuation in response to changes in market interest rates than other fixed income securities.” ~~Since the bondholders do not receive interest payments, when interest rates rise, these securities fall more dramatically in value than bonds paying interest on a current basis. When interest rates fall, these securities rise more rapidly in value because the bonds reflect a fixed rate of return. If the issuer defaults, the Fund may not receive any return on its investment.~~

Item 9:
“Deferred Interest and Payment In Kind Securities Risks.  Because these securities bear no interest and compound semiannually at the rate fixed at the time of issuance, their value generally is more volatile than the value of other fixed income securities. Accordingly, these securities may involve greater credit risks and their value is subject to greater fluctuation in response to changes in market interest rates than other fixed income securities. Since the bondholders do not receive interest payments, when interest rates rise, these securities fall more dramatically in value than bonds paying interest on a current basis. When interest rates fall, these securities rise more rapidly in value because the bonds reflect a fixed rate of return. If the issuer defaults, the Fund may not receive any return on its investment. These securities may also have unreliable valuations because their continuing accruals require ongoing judgment about the collectability of deferred payments and the value of any associated collateral. Payment in kind securities have the effect of generating investment income and increasing incentive fees payable to the Adviser at a compounding rate.  In addition, the deferral of payment in kind interest reduces the loan-to-value ratio at a compounding rate. These securities create the risk that incentive fees will be paid to the Adviser based on non-cash accruals that ultimately may not be realized.  The Adviser will be under no obligation to reimburse the Fund for these fees.”

5.	Please consider updating the Interest Rate Risk on page 8 to disclose that interest rates have begun to rise.

The Trust responds by modifying the risk disclosure as follows:

“Interest Rate Risk.  Fixed-income securities are subject to the risk that the securities could lose value because of interest rate changes.  For example, bonds tend to decrease in value if interest rates rise.  Fixed-income securities with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than fixed-income securities with shorter maturities.  The historically low interest rate environment increases the risk associated with rising interest rates.  The Fund will be exposed to heightened interest rate risk as interest rates rise from historically low levels.”

6.
Please consider updating the disclosure about redemptions in kind on page 19 to reflect whether redemptions in kind will be pro-rata slices of the Fund’s portfolio or individual securities or a representative basket of securities.  See page 294 of the Investment Company Liquidity Risk Management Programs adopting release.

The Trust respectfully declines to add additional disclosure regarding redemptions in kind.

Statement of Additional Information (“SAI”) Comments

7.
Regarding the disclosure on page 7 regarding Contingent Convertible Securities (“CoCos”), please advise supplementally the extent to which the Fund intends to invest and the characteristics of the CoCos (e.g., credit quality, conversion triggers, etc.).  If the Fund intends to invest principally in CoCos, please add disclosure to the Summary Section.

The Trust responds by stating that the Fund does not intend to invest in CoCos as a principal investment strategy.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.